eToro Group Ltd.

30 Sheshet Hayamim St.,

Bnei Brak, Israel 5120261

July 21, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Attention:	Michael Volley
Amit Pande
Eric Envall
J. Nolan McWilliams

Re:	Request for Withdrawal of

Registration Statement on Form F-4 (File No. 333-259189)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), eToro Group Ltd. (the “Company” or “eToro”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-4 (File No. 333-259189), together with all exhibits thereto, originally filed confidentially on May 14, 2021, as amended on June 25, 2021 and as further amended on July 30, 2021, and as further amended and publicly filed on August 31, 2021, as amended on September 20, 2021, October 5, 2021, November 3, 2021, November 12, 2021, November 15, 2021 and on February 25, 2022 (collectively, the “Registration Statement”). The Registration Statement proposed to register the sale and issuance of certain securities of the Company in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of March 16, 2021 (the “Original Merger Agreement”), by and among eToro, Buttonwood Merger Sub Corp., a Delaware corporation and a direct, wholly-owned subsidiary of eToro, and FinTech Acquisition Corp. V, a Delaware corporation, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of December 30, 2021 (the Original Merger Agreement, as so amended, the “Merger Agreement”).

The Company requests the withdrawal of the Registration Statement because the Merger Agreement and the transactions contemplated thereby to which the Registration Statement relates have been terminated. Accordingly, the Company will not proceed with the sale and issuance of securities that were the subject of the Registration Statement. Because the proposed sale and issuance of securities under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement.

Pursuant to Rule 477(b), the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

The Company also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in the name of eToro Group Ltd.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Johnathan Alexander Assia, Chief Executive Officer, eToro Group Ltd., at the address first mentioned above, with a copy to David J. Goldschmidt at Skadden, Arps, Slate, Meagher & Flom LLP at One Manhattan West, New York, NY 10001, email: david.goldschmidt@skadden.com.

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[Signature page follows]

Thank you for your assistance in this request. If you have any questions or require any further information, please contact David J. Goldschmidt at Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3574.

Sincerely,

eToro Group Ltd.

/s/ Johnathan Alexander Assia
By:	Johnathan Alexander Assia
Title:	Chief Executive Officer

cc:	David J. Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP

Sven G. Mickisch, Skadden, Arps, Slate, Meagher & Flom LLP

Maxim Mayer-Cesiano, Skadden, Arps, Slate, Meagher & Flom LLP